

18001312

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2018
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEALTHCARE COMMUNITY SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EMPIRE DRIVE
(No. and Street)

RENSSELAER (City) NEW YORK (State) 12144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Del Pozzo (518) 431-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

4 Tower Place, Executive Park, 7th Flr (Address) ALBANY (City) NEW YORK (State) 12203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Del Pozzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthcare Community Securities Corp, as of December, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

VP, Chief Financial Officer
Title

[signature]
Notary Public

MARY KAY HAYES
NOTARY PUBLIC-STATE OF NEW YORK
NO. 01HA6105889
QUALIFIED IN RENSSELAER COUNTY
MY COMMISSION EXPIRES 02-23-2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Exemption Report

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years ended December 31, 2017 and 2016



HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years ended December 31, 2017 and 2016

HEALTHCARE COMMUNITY SECURITIES CORPORATION

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Healthcare Community Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.) as of December 31, 2017 and 2016, the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Healthcare Community Securities Corporation's management. Our responsibility is to express an opinion on Healthcare Community Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Healthcare Community Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Healthcare Community Securities Corporation's financial statements. The supplemental information is the responsibility of Healthcare Community Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as Healthcare Community Securities Corporation's auditor since 1999.

Albany, New York
February 23, 2018

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 3,003,833	$ 1,938,780
Commissions receivable	746,912	724,457
Prepaid expenses and other assets	259,063	235,730
Total current assets	4,009,808	2,898,967
PROPERTY AND EQUIPMENT, net	-	-
ASSETS LIMITED AS TO USE	102,523	69,722
DEFERRED TAX ASSET	136,300	172,700
Total assets	$ 4,248,631	$ 3,141,389
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	$ 391,701	$ 323,472
Current portion of accrued postretirement benefit obligation	1,286	100
Due to affiliate	2,414,350	1,414,319
Total current liabilities	2,807,337	1,737,891
LONG-TERM LIABILITIES		
Other liabilities	102,523	69,722
Accrued postretirement benefit obligation, net of current portion	100,756	100,783
Total liabilities	3,010,616	1,908,396
STOCKHOLDER'S EQUITY		
Common stock, no par value; 100 shares authorized, issued and outstanding	100	100
Additional paid-in capital	99,900	99,900
Retained earnings	1,130,190	1,130,190
Accumulated other comprehensive income	7,825	2,803
Total stockholder's equity	1,238,015	1,232,993
Total liabilities and stockholder's equity	$ 4,248,631	$ 3,141,389

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,	
	2017	2016
STATEMENT OF INCOME		
Revenues:		
Gross commissions	$ 8,075,272	$ 7,459,135
Less commissions paid to other broker/dealers	6,497	7,972
Net commissions	8,068,775	7,451,163
Consulting fees and other income	536,753	565,303
	8,605,528	8,016,466
Expenses:		
Corporate	1,991,128	1,979,643
Employee compensation and benefits	2,316,142	2,218,703
Other operating expenses	347,469	444,390
Professional fees	255,591	254,280
Occupancy	125,110	105,326
Insurance	102,668	106,485
Consulting	45,000	45,000
	5,183,108	5,153,827
Operating income before taxes	3,422,420	2,862,639
Realized and unrealized gains on investments, net	14,801	5,788
Income before taxes	3,437,221	2,868,427
Income tax expense	1,361,273	1,097,831
Net income	$ 2,075,948	$ 1,770,596
STATEMENT OF COMPREHENSIVE INCOME		
Net income	$ 2,075,948	$ 1,770,596
Other comprehensive income:		
Post retirement benefits	5,022	1,435
Comprehensive income	$ 2,080,970	$ 1,772,031

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2017 and 2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2016	$ 100	$ 99,900	$ 1,130,190	$ 1,368	**$ 1,231,558**
Net income	-	-	1,770,596	-	**1,770,596**
Dividends declared	-	-	(1,770,596)	-	**(1,770,596)**
Post employment benefits	-	-	-	1,435	**1,435**
Balance, December 31, 2016	100	99,900	1,130,190	2,803	**1,232,993**
Net income	-	-	2,075,948	-	**2,075,948**
Dividends declared	-	-	(2,075,948)	-	**(2,075,948)**
Post employment benefits	-	-	-	5,022	**5,022**
Balance, December 31, 2017	$ 100	$ 99,900	$ 1,130,190	$ 7,825	**$ 1,238,015**

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,075,948	$ 1,770,596
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	36,400	1,501
Realized and unrealized gains on assets limited as to use	(14,801)	(5,788)
Changes in:		
Commissions receivable	(22,455)	(89,508)
Prepaid expenses and other assets	(23,333)	(9,622)
Accrued expenses	68,228	(5,762)
Other liabilities	14,801	5,788
Accrued postretirement benefit obligation	6,181	5,770
Cash provided by operating activities	2,140,969	1,672,975
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in due to affiliates other than dividends	694,680	(830,292)
Dividends paid	(1,770,596)	(1,730,834)
Cash used in financing activities	(1,075,916)	(2,561,126)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,065,053	(888,151)
CASH, Beginning of year	1,938,780	2,826,930
CASH, End of year	$ 3,003,833	$ 1,938,780
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments, net for income taxes	$ 1,323,229	$ 1,126,102
SUPPLEMENTAL DISCLOSURES OF NON-CASH INFORMATION		
Contributions to assets limited as to use through other liabilities	$ 35,000	$ 23,221

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc. (GIA). GIA is a wholly-owned subsidiary of HANYS Services, Inc. (Parent). Parent is a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing investment products and services to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Group Insurance Agency, Inc. (d/b/a HANYS Benefit Services) provides employee benefit programs and group and individual insurance products principally to HANYS' members and their employees.

HANYS Services, Inc. (d/b/a HANYS Solutions (HSI)) is the parent of GIA and other for-profit subsidiaries which provide software products, data analytics, and consulting services primarily to HANYS' members and the national hospital and healthcare market.

HANYS is a membership organization which provides various dues-supported services and programs to non-profit healthcare providers within New York State.

(b) Revenue Recognition/Commission and Other Receivable

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date, which does not differ materially from trade date accounting for such transactions. Consulting Revenue is generated from consulting and advisory services which are recognized as earned.

Commissions and other receivable represent revenues earned on these transactions, but not collected by the Corporation. An allowance for doubtful accounts, if any, is based on a review of outstanding receivables, historical collection information, and existing economic conditions. Delinquent receivables are written off based on individual credit evaluations and specific circumstances of customers. At December 31, 2017 and 2016, an allowance for doubtful accounts was not considered necessary.

(c) Income Taxes

The Corporation is a for-profit corporation under the provisions of the Internal Revenue Code and is included in a consolidated federal income tax return and a combined state return with its Parent. The Parent charges each related entity, including the Corporation, for its share of federal and state income tax expense, as if it filed a separate return. Income tax expense has been provided on income as reported in the statement of income.

The Parent and subsidiaries account for income taxes under the asset and liability method of accounting for income taxes. Under this method, a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences, tax credit carryforwards and operating loss carry forwards. A valuation allowance is established to reduce deferred tax assets if it is more than likely that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Income Taxes (Continued)

The Corporation follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The Corporation believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

The Corporation records income tax related interest and penalties, if any, as a component of Other Operating Expenses. Interest and penalties recognized in the statement of operations was $7,218 and $2,900 for the years ended December 31, 2017 and 2016, respectively.

In November 2015, the FASB issued amended guidance which requires all deferred income tax assets and liabilities to be presented as noncurrent on the balance sheet. This amended guidance is effective beginning January 1, 2017, and may be applied retrospectively or prospectively, with early adoption permitted. We have adopted this amended guidance and applied the presentation retrospectively beginning with the two year period ending December 31, 2017. The adoption did not have a significant impact on our Financial Statements.

(d) Property and Equipment

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which range from three to ten years.

(e) Securities and Exchange Commission Rule 15c3-3 Exemption

The Corporation is a "non-carrying" broker dealer and as such, it does not maintain custody of customer securities and/or cash. The Corporation is not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) *Cash*

For purposes of the statement of cash flows, the Corporation considers cash to be cash on hand and cash in banks.

The Corporation's cash is deposited with institutions of high credit quality. At times, these amounts may exceed Federal Deposit Insurance Corporation insurance limits.

(h) Assets Limited as to Use

Assets limited as to use include cash and investments held to fulfill deferred compensation obligations. Investments are reported at fair value with realized and unrealized gains and losses recognized in the statement of income. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Corporation follows generally accepted accounting principles for Fair Value Measurements for financial assets, which establishes a hierarchy for inputs used in measuring fair value. Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets. The investments are mutual funds valued at Level 1 inputs.

(i) *Other Post-Retirement Costs*

Employers' accounting for defined benefit pension and other postretirement plans requires the recognition of a postretirement benefit plan's funded status as either an asset or liability on the balance sheet. The gain or loss and prior service cost or credits that arise during the period, but are not recognized as components of net periodic benefit costs, are recognized as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

(j) *Advertising Costs*

The Corporation expenses all advertising costs as incurred. Advertising costs amounted to $38,127 and $82,015 for the years ended December 31, 2017 and 2016, respectively.

(k) *Subsequent Events*

For purposes of preparing the financial statements, the Corporation considered events through February 23, 2018.

NOTE 2 — RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, HANYS, HSI, and GIA allocate certain administrative and operating expenses ("corporate expenses") and occupancy expenses to the Corporation and are reimbursed by the Corporation on a monthly basis. Corporate expenses allocated from HANYS, HSI, and GIA to the Corporation approximated $1,991,100 and $1,979,600 in 2017 and 2016, respectively. Amounts due to affiliate at December 31, 2017 and 2016 represent the net liability due to HANYS, HSI and GIA for allocated expenses, declared dividends, and the Corporation's share of federal and state income tax expense and is payable in the normal course of business without interest. For the years ending December 31, 2017 and 2016, dividends in the amounts of $2,075,948 and $1,770,596, respectively, were declared.

NOTE 3 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2017 and 2016 consisted of the following:

	2017	2016
Travel	$ 117,463	$ 139,198
Maintenance and repairs	72,622	77,296
Office supplies and other	51,855	73,554
Telephone	42,338	43,151
Advertising and promotion	38,127	82,015
Licensing fees	23,850	25,516
Direct administrative fees	1,214	3,660
	$ 347,469	$ 444,390

NOTE 4 — EMPLOYEE BENEFIT PLANS

Defined Contribution Retirement Plan

The Corporation participates in HANYS' defined contribution retirement plan. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants' compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the years ended December 31, 2017 and 2016 were approximately $183,000 and $150,000, respectively.

Deferred Compensation Plans

The Corporation has a voluntary deferred compensation plan for the benefit of the Corporation's highly compensated employees. This plan provides for a benefit to the employee at the age of retirement (65 years old).

Annual deferrals are based on a percentage of the participant's salary, and are subject to limits under the Internal Revenue Code.

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Deferred Compensation Plans (Continued)

There were two participants in the plan as of December 31, 2017 and 2016. The assets held on behalf of the participants for the plan are reported in the statement of financial position as assets limited as to use and the unfunded obligation is reported as other liabilities. These assets are considered general assets of the Corporation.

Other Post Retirement Benefits

HANYS provides postretirement health and life insurance benefits to all of its subsidiary and related corporations through the Healthcare Association of New York State, Inc. Postretirement Welfare Plan (the "postretirement plan") for certain full-time employees with over five years of service who meet minimum age and service requirements at the time of termination and elect to receive benefits upon retirement. The maximum amount of benefits available to retirees is limited by HANYS' policy.

A summary of the Corporation's share of the funded status of the postretirement plan and other plan information is as follows:

	2017	2016
Benefit obligation	$ (102,042)	$ (100,883)
Fair value of plan assets	-	-
Funded status - (unfunded)	$ (102,042)	$ (100,883)
Accrued other postretirement benefit obligation recorded in the statements of financial position - other liabilities	$ (102,042)	$ (100,883)
Items not yet recognized as a component of net periodic pension cost:		
Net (gain) loss	$ (7,825)	$ (2,803)
Prior service cost	-	-
Tax expense	-	-
Accumulated other comprehensive (income) loss net of deferred tax benefit/expense	$ (7,825)	$ (2,803)
Weighted-average assumptions for net benefit obligation and net benefit cost		
Discount rate	3.57%	4.14%
Expected return on plan assets	-	-
Rate of compensation increase	0.00%	0.00%

The discount rate used in determining the accumulated postretirement benefit obligation (APBO) was 3.57% and 4.14% as of December 31, 2017 and 2016, respectively. For measurement purposes, an annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed to be 4.5% for Medicare Choice, 9.0% grading to 4% over 6 years for other Medical, and 3% for Dental and Vision.

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Other Post Retirement Benefits *(Continued)*

Healthcare cost trend rates have a significant effect on the future costs and related amounts reported for health care plans. An additional one-percentage-point change in the assumed health care cost trend rate for each year would significantly change the postretirement benefit obligation.

Components of projected net periodic pension cost for the years ended December 31 are:

	2017	2016
Service cost for benefits earned	$ 2,117	$ 1,601
Interest cost on benefit obligation	4,176	4,190
(Gain) Loss Amortization	(91)	-
Periodic benefit cost	$ 6,202	$ 5,791
Employer contribution made	$ 20	$ 20
Benefits paid	$ 20	$ 20

Other changes in plan benefit obligations, which is the only item recognized in other comprehensive income, were as follows:

	2017	2016
Current year actuarial (gain) loss	$ (5,113)	$ (1,435)
Amortization of actuarial gain (loss)	91	-
Amortization of prior service cost	-	-
Total recognized in other comprehensive (income) loss	$ (5,022)	$ (1,435)

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2018 are as follows:

Actuarial gain/loss	$ (909)
Total	$ (909)

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Other Post Retirement Benefits *(Continued)*

Expected benefit payments for the next five years and the five years thereafter, using a December 31 measurement date, are as follows:

2018	$ 1,286
2019	1,415
2020	1,511
2021	1,582
2022	1,626
2023-2027	8,385

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2017 and 2016 consisted of the following:

	2017	2016
Furniture	$ 30,960	$ 30,960
Software	30,000	30,000
Office equipment	18,645	18,645
Computer equipment	956	956
	80,561	80,561
Less accumulated depreciation	80,561	80,561
Property and equipment, net	$ -	$ -

Depreciation expense was $0 and $0 for 2017 and 2016, respectively.

NOTE 6 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, but not less than $25,000, and that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2017 and 2016, the Corporation had net capital of approximately $740,100 and $754,800, respectively, which was approximately $539,400 and $627,600 in excess of its minimum required net capital of approximately $200,700 and $127,200 at December 31, 2017 and 2016, respectively. The Corporation's ratio of aggregate indebtedness to net capital was approximately 4.1 to 1 for December 31, 2017 and 2.5 to 1 for December 31, 2016.

NOTE 7 — PROVISION FOR INCOME TAXES

Federal and state income tax expense attributable to the Corporation for the years ended December 31, 2017 and 2016 were as follows:

	2017	2016
Federal tax expense	$1,133,693	$ 922,083
State tax expense	191,180	174,247
Deferred tax expense	36,400	1,501
Total income taxes	$1,361,273	$1,097,831

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31, 2017 and 2016 are presented below:

	2017	2016
Deferred tax assets		
Accrued incentive compensation	$ 70,853	$ 77,061
Accrued compensated absences	35,233	52,608
Accrued post retirement liability	30,214	43,031
Net deferred tax assets	$ 136,300	$ 172,700

On December 22, 2017 the Tax Cuts and Jobs Act (the "Act") was signed into law, which includes a reduction of the statutory corporate tax rate from 35% to 21%. The lower tax rate will have a beneficial impact on results going forward, but also resulted in the revaluation of net deferred tax assets, as noted, based on the lower tax rate. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted through income tax expense as changes in tax laws are enacted. The rate reduction is effective January 1, 2018. The Tax Cuts and Jobs Act did not have a significant impact on the Company's financial statements for the year ended December 31, 2017.

NOTE 8 — CONCENTRATIONS OF CREDIT RISK

The Corporation's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Corporation places cash and temporary cash investments with high quality credit institutions. At times such investments may be in excess of the FDIC insurance limit.



SUPPLEMENTAL INFORMATION

SCHEDULE I

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
As of December 31, 2017

Net Capital	
Total stockholder's equity qualified for net capital	$ 1,238,015
Deductions and/or charges:	
Non-allowable assets:	
Deferred tax asset	(136,300)
Commissions receivable over 30 days	(31)
Prepaid expenses and other assets	(259,063)
Assets limited as to use	(102,523)
Property and equipment, net	-
Net capital	$ 740,098
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accrued expenses	$ 391,701
Due to affiliates	2,414,350
Other liabilities	102,523
Accrued postretirement benefit	102,042
Total aggregate indebtedness	$ 3,010,616
Computation of Basic Net Capital Requirement	
Aggregate Indebtedness divided by 15 (A)	$ 200,708
Minimum net capital requirement (B)	25,000
Net capital requirement (greater of A or B)	$ 200,708
Excess net capital over net capital requirement	$ 539,391
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 439,037

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) revised FOCUS report filed on February 23, 2018, and the above schedule as of December 31, 2017.


OTHER REPORTS

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Healthcare Community Securities Corporation

We have reviewed management's statements, included in the accompanying Healthcare Community Securities Corporation's Exemption Report, in which (1) Healthcare Community Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Healthcare Community Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Healthcare Community Securities Corporation stated that Healthcare Community Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Healthcare Community Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Healthcare Community Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Albany, New York
February 23, 2018

Healthcare Community Securities Corporation Exemption Report

Healthcare Community Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2017 from January 1, 2017 to December 31, 2017 without exception.

Healthcare Community Securities Corporation

By: [signature]
Title: CFO
Date: 2/8/18

By: [signature]
Title: President
Date: 2/8/18



Securities offered and sold through Healthcare Community Securities Corporation (HCSC)

MEMBER FINRA/SIPC, AND A REGISTERED INVESTMENT ADVISOR

February 26, 2018

Securities and Exchange Commission
Registration Branch
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

Enclosed are two copies of the required 2017 annual audited financial statements for Healthcare Community Securities Corporation.

If you have any questions or require additional information, please contact me.

Regards,



Daniel Del Pozzo
Vice President & CFO
518.431.7787